UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 18, 2006

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IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	0-6835	35-1286807
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 8.01. OTHER EVENTS.

Pursuant to the asset purchase agreement described in a report on Form 8-K filed August 7, 2006, Irwin Financial Corporation's indirect subsidiary, Irwin Mortgage Corporation ("IMC"), has transferred certain fixed assets, contracts and leases in connection with its conforming conventional mortgage business to Freedom Mortgage Corporation, Mt. Laurel, NJ ("Freedom"). In addition, over 90 percent of IMC's staff associated with the conventional loan origination process was offered employment with Freedom.

Irwin Financial Corporation expects substantial completion of the sale process, including transfer of IMC's mortgage loans held for sale under the agreement with Freedom, to occur by the end of the third quarter, 2006.

About Forward-Looking Statements

This Report on Form 8-K contains forward-looking statements made in connection with the expected completion of the sale of mortgage assets, other than statements of historical fact, that are based on management's expectations, estimates, projections and assumptions. These statements involve inherent risks and uncertainties that are difficult to predict and are not guarantees of future performance. Actual future results may differ materially from what is projected due to a variety of factors, including, but not limited to, unforeseen difficulties the parties may experience in funding and providing mortgage collateral for transfer to complete the transaction as currently contemplated. We undertake no obligation to update publicly any of these statements in light of future events, except as required in subsequent reports we file with the Securities and Exchange Commission.

This filing under 8.01 is made for purposes of Regulation FD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: September 18, 2006   By: /s/ Gregory F. Ehlinger

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                                        GREGORY F. EHLINGER
                                        Senior Vice President and Chief
                                        Financial Officer